PSG Tactical Growth Fund

Market & Portfolio Update

March 24, 2014

Jon Giordani, CFA
PSG Investment Advisors, LLC

Economic & Market Update

Economic & Market Update

GLASS HALF FULL

- US ECONOMY IS GROWING. EUROPE SHOWS SIGNS OF STABILITY.
- EVEN THOUGH IT FEELS BAD, INVESTORS ARE MAKING MONEY
- CAPITALISM (i.e. Energy Renaissance)
- PRIVATE SECTOR HIRING
- US CORPORATE EARNINGS & BALANCE SHEETS HEALTHY
- FINANCIAL CRISES ARE NOT NEW
- LOW INTEREST RATES HELPING– CAR & HOME SALES/PRICES



GLASS HALF EMPTY

- POLITICIANS AND CENTRAL BANKS IMPACT ON MARKETS
- ASSETS AREN’T CHEAP. EXPECT BELOW AVERAGE RETURNS
- TOO MUCH DEBT -DELEVERAGING TAKES 8-10 YRS
- CONTAGION RISKS (EMERGING MARKETS)
- POLITICIANS “KICK THE CAN”.
- BULLISH INVESTORS
- GLOBAL SOCIAL MOOD

PSG Tactical Growth Fund

Low Rates

- 10 Yr. Treasury Bond yield is near lows
- Also, Central Banks are “printing money”
- Helping the economy
- Forcing investors to riskier holdings
- Driving up asset prices



FRED
10-Year Treasury Constant Maturity Rate
(Percent)
17.5
15.0
12.5
10.0
7.5
5.0
2.5
0.0
1965
1970
1975
1980
1985
1990
1995
2000
2005
2010
Source: Board of Governors of the Federal Reserve System
Shaded areas indicate US recessions - 2014 research.stlouisfed.org

PSG Tactical Growth Fund

US Equity Markets

- S&P 500 stock index hit new highs
- Exceeded highs from 2000 & 2007
- The past 14 years have been volatile



Week of Mar 3, 2014: ^GSPC 1878.04
1.80K
1.60K
1.40K
1.20K
1.00K
0.80K
© 2014 Yahoo! Inc.
2000
2002
2004
2006
2008
2010
2012
2014

Source: Yahoo Finance. Chart is the S&P 500 index as of 3/10/2013

PSG Tactical Growth Fund



Fear, Hope, and Greed
Risk
Euphoria
"What... Manage Risk? Come On!"
Thrill
Anxiety
Denial
Excitement
Fear
Optimism
Desperation
Optimism
Relief
Panic
Capitulation
Hope
"I Hate Stocks... Get Me Out!"
Despondency
Depression
Opportunity
Source: Raymond James research

PSG Tactical Growth Fund

Average Investor

- Poor investment track record
- Behavioral traits influence decisions
- Maintain a well diversified portfolio
- Evaluate risk in your portfolio



20 - year Returns By Asset Class (1993-2012)
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
8.4%
8.2%
6.5%
2.5%
6.3%
2.3%
Gold
S&P 500
International stocks (EAFE)
Inflation
Bonds
Average Investor

Source: Dalbar, Inc. JP Morgan Asset Management. See disclosure Slide 18.

PSG Tactical Growth Fund

PSG Tactical Growth Fund

Symbol: PSGTX

Inception Date: May 1, 2012

Net Asset Value: $11.07(02/28/2014)

PSG Tactical Growth Fund

Investment Suitability

Long term investment horizon

Advisor expects diversification of return sources and lower correlation to the stock market over market cycles

Advisor expects decreased volatility over the long term

Tolerance for fluctuations in asset allocation

PSG Tactical Growth Fund

Our Goal

The Fund seeks total return from income & growth with an emphasis on absolute return.


Markets
Objective of the PSG Tactical Growth Fund
Goal of an Asset Allocation Strategy

This graph is for illustrative purposes only and does not represent any actual performance.

PSG Tactical Growth Fund

Asset Choices

- Investors today have many more investment choices to consider

- See Slide 19 for important disclosure

1970's

US Stocks

US Bonds

Cash

1980's

US Large Stocks

US Small Stocks

US Bonds

Real Estate L.P

International Equities

Gold Coins

Cash

Today

US Equities-Large Cap

US Equities -Mid-Cap

US Equities-Small Cap

Exchange Traded Funds

International Equities-Developed Markets

International Equities-Emerging Markets

Bonds-Municipal, TIPS, Treasuries, Corporate, Global

High Yield, Mortgage, Convertibles, Floating Rate

Real Estate /REIT's

Precious Metals

Hedge Funds*

Managed Futures

Long/Short

Cash

PSG Tactical Growth Fund

Flexible strategy – Example of Potential Asset Class Exposure

Asset Class	US Only Equity Fund	PSGTX
US Equities	X	X
International Equities		X
Corporate Bonds		X
Government Bonds		X
Preferred Stocks		X
Gold or Precious Metals		X
Option Strategies		X
Hedging Strategies		X

Asset class exposure is for illustrative purposes only. This does not necessarily represent the actual investments of the Fund at all times or a given time.

AIG – American International Group, Inc.

- One of Fund's largest equity investments. Cost per share $33.09.*
- Rationale for initial investment
- The stock continues to trade at a discount to book value
- We believe many issues are now behind the company. Management can focus on its operating businesses going forward.
- Company has recently committed to return cash to shareholders via a dividend and share buyback.

*Fund position and cost per share is as of 02/28/2014. Fund holdings may change at any time.

PSG Tactical Growth Fund

Forest Laboratories, Inc.

- Initial purchases in September 2012. Average cost per share of $36.29.*
- Rationale for purchase
- We believed this was a misunderstood company by Wall Street which was focusing on short term issues and not long term potential.
- 9/13 Brent Saunders named CEO & President
  - **12/13** New strategy unveiled, stock buyback & acquisition announced.
  - **1/14** Acquistion of Aptalis for $2.9 billion announced.
  - **2/18/14** Actavis announces it will acquire Forest Labs.

*Fund position and cost per share is as of 12/31/2013. Fund holdings may change at any time.

PSG Tactical Growth Fund

Gold Miners – Reversion to the Mean



XAU Index / Gold Price Ratio
X
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
Long-term average 0.22
1983
1988
1992
1996
2001
2005
2009
2014

Source: http://www.gillenmarkets.com/featured_articles/the-bear-market-in-gold--silver-miners-is-most-likely-over.cfm 2/14/14.

PSG Tactical Growth Fund

Small Cap Valuations


© 2013 The Leuthold Group
September 19, 1997
30.3x
June 1, 2007
29.2x
November 1, 2013
29.0x
10.6x
March 6, 2009
Leuthold Small Cap Universe
Median P/E on 5-Yr. Normalized EPS
(Leuthold Small Cap Universe =
Deciles 5-8 of Leuthold 3000)
32 31 30 29 28 27 26 25 24 23 22 21 20 19 18 17 16 15 14 13 12 11 10 9
86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13 14

Source: Leuthold Group, 11/2013

PSG Tactical Growth Fund

Yield Fears - 2013


6.50%
Performance Comparison
Discount to NAV
Yield
0
2008
2013
5 Yr.
2013
-12.8
-15.9
-4.1
-12.6

Source: Planning Solutions Group. For discussion purposes only. Information above represents statistics from a basked of closed end funds as of 10/10/2013.

PSG Tactical Growth Fund

Risk management

The Fund may implement hedging strategies in unfavorable markets in an attempt to manage downside risk.

Hedging strategies include: holding cash, option strategies, & establishing short positions that benefit should prices decline.

Initial Loss (%)	% Gain Required to Breakeven
10%	11.1%
20%	25.0%
30%	42.9%
40%	66.7%
50%	100.0%

Disclosure

Disclosure – Slide 7– Average Investor

The source of this material is from JP Morgan Asset Management and Dalbar Inc. Indexes used are: Gold: USD/troy oz., Inflation: CPI, S&P 500, International Stocks – EAFE: MSCI EAFE, Bonds: Barclays Capital US Aggregate Index. Average asset investor return is based on Dalbar Inc., which utilize aggregate mutual fund sales, redemptions and exchanges each month as a measure of investor behavior. Returns are annualized and represent the 20 year period ending 12/31/12 to match Dalbar's most recent analysis.

Disclosure

Disclosure – Slide 11 - Asset Choices

An investment in a money market fund is not typically insured or guaranteed by the FDIC or any other government agency. Although the money market funds seek to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in a money market fund.

High yield bonds experience higher volatility and increased credit risk when compared to other fixed income investments.

Diversified funds that invest in a variety of asset classes (also called balanced, hybrid or allocation funds) are expected to have reduced volatility relative to an investment in a single the underlying asset.

Small-cap stocks may be riskier than stocks from more established companies. Small-cap investments may not be readily converted into cash. This may affect their value so that shares, when redeemed, may be worth more or less than what they originally cost.

Investing in emerging markets can be riskier than investing in well established foreign markets. International investing involves special risks not found in domestic investing, including increased political, social, economic and currency instability.

Funds that concentrate their investments in one region or industry may carry greater risk than more broadly diversified funds.

There are special risk factors associated with REITS, such as interest rate risk and the illiquidity of the real estate market. Shares, when redeemed, may be worth more or less than the original amount invested.

Investment values will fluctuate with changes in market conditions so that when you withdraw your investment it may be worth more or less than the original amount invested.

Contact Information

For more information including how to invest, please contact us as follows:

Investment Advisor:

Robert Carson , MBA
Managing Partner. Chairman & President PSG Capital Management Trust.

Jon Giordani, CFA
Chief Investment Officer. Trustee & Treasurer PSG Capital Management Trust.

8161 Maple Lawn Blvd., Suite 400
Maple Lawn, MD 20759
301-543-6012

Transfer Agent:

Mutual Shareholder Services, LLC.
8000 Town Centre Drive, Suite 400
Broadview Heights, OH 44147
Phone: (800) 869-1679 or (440) 922-0066

www.psgfunds.com